UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2020

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Commission File Number: 001-35224

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Xunlei Limited

21-23/F, Block B, Building No. 12

No.18 Shenzhen Bay ECO-Technology Park

Keji South Road, Yuehai Street,

Nanshan District, Shenzhen, 518057

The People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Xunlei Appointed the President of the Company

Xunlei Limited (Nasdaq: XNET) (the “Company”) announces that Mr. Yubo Zhang has been appointed as the president of the Company, effective April 20, 2020.

Prior to rejoining the Company on April 20, 2020, Mr. Zhang served as the chief executive officer of Beijing Nesound International Media Corp, Ltd. (“Nesound”) from April 2015 to April 2020. During his tenure at Nesound, Mr. Zhang combined the respective advantages of live broadcasting and traditional film & television businesses and built a multifaceted platform incorporating self-produced exclusive contents, star development plans and Internet services. Mr. Zhang joined Xunlei for the first time in August 2015 and was one of the core founding members of the Company. During his ten years at Xunlei, Mr. Zhang served various management positions including a senior vice president of the Company and the president of a major subsidiary of Xunlei from August 2005 to March 2015. Mr. Zhang received his bachelor’s degree in mechanical design and manufacturing from Jilin University of Technology in China in 1999.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Xunlei Limited

By:	/s/Naijiang (Eric) Zhou
Name:	Naijiang (Eric) Zhou
Title:	Chief Financial Officer

Date: April 21, 2020